U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

February 27, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Matthew Crispino
Jan Woo

Re:	U-BX Technology Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed January 28, 2025
File No. 333-284216

Ladies and Gentlemen:

We are in receipt of the comment letter dated February 18, 2025 regarding U-BX Technology Ltd. (the “Company”, “U-BX Cayman” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amendment to the Registration Statement on Form F-1 (the “F-1”) is being submitted to accompany this letter. For your convenience, the Staff’s comment has been restated below and the Company’s response is set forth immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.:

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.	Please disclose on the cover page that the selling shareholders have the ability to exercise their warrants at a substantial discount to the current market price, which may result in a significant decline in the public market price as these warrants are exercised. Additionally, disclose that the company completed a reverse stock split in October 2024, and if its share price again falls below Nasdaq’s minimum bid price requirement of $1, the company may be unable to execute another reverse split to regain compliance with Nasdaq listing standards, thereby facing the risk of delisting. Refer to Nasdaq Listing Rule 5810(c)(3)(A)(iv).

RESPONSE: In response to the Staff’s comments, the Company has revised the cover page to include disclosures regarding (i) the impact on the public market price as selling shareholders may exercise their warrants at a significant discount price, and (ii) the risk that, if the Company’s share price again falls below Nasdaq’s minimum bid price requirement of $1, the Company may not be able to effect another reverse stock split to regain compliance with Nasdaq listing standards and thereby face the risk of delisting.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

By:	/s/ Jian Chen
Name:	Jian Chen
Title:	Chief Executive Officer